UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

January 12, 2005

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

 On January 11, 2005, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") the material fact announcing restrictions on the gas supplied to the combined cycle plant, Nueva Renca, owned by our subsidiary Sociedad Eléctrica Santiago, subject to Resolution N. 265/2004 and 659/2004, from the Secretary of Energy (Secretaría de Energía) of the Argentine Republic.

Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

Page

Material Fact 2

Santiago, January 11, 2005

G.G. 2005/10

Rol S.V.S. N. 4272

Mr.

Alejandro Ferreiro Yazigi

Superintendence of Securities and Insurance

MATERIAL FACT

Dear Sir,

According to articles 9 and 10, second paragraph of Law 18.045 (Securities Act ) and pursuant to what it is stated in Section II of General Rule (Norma de Carácter General) N. 30 of said Superintendence of Securities and Insurances, I hereby inform you as a Material Fact, the following:

Subject to the provisions of Resolution N. 265/2004 and 659/2004, from the Secretary of Energy (Secretaría de Energía) of the Argentine Republic, said country is applying a "Complementary Program of Internal Supply of Natural Gas" (Programa Complementario de Abastecimiento Interno de Gas Natural) which provides that in supply shortage situations in the domestic market, producers could be instructed to inject additional volumes of natural gas to satisfy domestic requirements.

Our suppliers have informed us that within the framework of this program, the Dirección Nacional de Hidrocarburos has instructed them to inject additional volumes of natural gas to satisfy the requirements of the Argentine local market. This situation has resulted in restrictions on the gas supplied to the combined cycle plant, Nueva Renca, owned by our subsidiary Sociedad Eléctrica Santiago S.A.. These restrictions have prevented said plant to continue with its operation. In fact, the plant has stopped its operations since yesterday.

Consequently, Sociedad Eléctrica Santiago S.A. has turn to the spot market for energy generation and eventually it would have to use alternative fuel, depending on the respective costs of those alternatives. Nevertheless, AES Gener S.A. together with Sociedad Eléctrica Santiago S.A. are making all the efforts to increase the gas supply from the Argentine Republic.

Finally, we inform you that the effects of this Material Fact on the consolidated results of the Company are not reasonably quantized up-to-date.

AES Gener S.A.

FELIPE CERON CERON

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	January 12, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer